[redacted]

SEC
Mail Processing
Section

FEB 24 2010

Washington, DC
122

SECURI[barcode] 10026924 SSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 44252

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2009 (MM/DD/YY) AND ENDING December 31, 2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Henderson Capital Partners, LLC

OFFICIAL USE ONLY
29323
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1300 Clay Street, Suite 600
(No. and Street)

Oakland,	California	94612
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mary Henderson (510) 835-0600
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cropper Accountancy Corporation
(Name – *if individual, state last, first, middle name*)

2977 Ygnacio Valley Road, #460, Walnut Creek, CA 94598
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/8/10

OATH OR AFFIRMATION

I, Mary Henderson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Henderson Capital Partners, LLC, as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Subscribed and sworn to before me Jenniffer Jimenez notary public on this 17 day of 02, 2010, by Mary Henderson who proved to me on the basis of satisfactory evidence to be the person(~~s~~) who appeared before me.

JENNIFFER JIMENEZ
COMM. #1759033
NOTARY PUBLIC - CALIFORNIA
CONTRA COSTA COUNTY
My Comm. Expires July 27, 2011

TO THE COMMISSIONER OF CORPORATIONS OF
THE STATE OF CALIFORNIA

VERIFICATION FORM PURSUANT TO
RULES 260.241.2(b) AND 350.535.1(b)

(Executed within the State of California)

I, ***Mary Henderson***, certify under penalty of perjury, that I have read the foregoing and annexed financial report and supporting schedule and know the contents thereof; that the same are true and correct to my best knowledge and belief; and that neither the licensee nor any partner, officer, or director thereof have any proprietary interest in any account classified solely as that of a customer.

Executed this 17th day of February, 2010

at Oakland, California

Mary Henderson, Chief Executive Officer
Henderson Capital Partners, LLC

TABLE OF CONTENTS

Cropper Accountancy Corporation
Certified Public Accountants

2977 Ygnacio Valley Road, #460
Walnut Creek, California 94598
Tel: (925) 932-3860
Fax: (925) 932-3862

INDEPENDENT AUDITORS' REPORT

To the Stockholders
Henderson Capital Partners, LLC
Oakland, California

We have audited the accompanying statement of financial condition of Henderson Capital Partners, LLC as of December 31, 2009 and the related statements of operations, changes in Company equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Henderson Capital Partners, LLC as of December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Our audit also includes an agreed-upon procedures report as required by the Securities Investor Protection Corporation (SIPC). The supplementary information report does not attempt to issue a report on compliance and no opinion is expressed.

Cropper Accountancy Corporation
CROPPER ACCOUNTANCY CORPORATION

February 12, 2010

HENDERSON CAPITAL PARTNERS, LLC
Statement of Financial Condition
December 31, 2009

ASSETS

Cash	$ 135,160
Receivable	6,620
Marketable securities, at market value	267,144
Property and equipment, net	9,139
Website software development	25,183
Other deposits	5,668
Total Assets	$ 448,914

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Accounts payable	$ 391
Subtenant lease deposit	6,344
	6,735
Stockholders' equity:	
Common stock, no par value;authorized 10,000 shares; issued and outstandings 4,500 shares	45,938
Additional paid-in capital	10,000
Retained earnings	386,241
Total stockholders' equity	442,179
Total Liabilites and Stockholders' Equity	$ 448,914

The accompanying notes are an integral part of these financial statements.

HENDERSON CAPITAL PARTNERS, LLC
Statement of Operations
For the Year Ended
December 31, 2009

Revenue	
Gains/loss on investment accounts	$ 2,051
Other revenue	18,568
Total revenues	20,619
Expenses	
Officer's compensation	-
Other employee compensation and benefits	783
Regulatory fees and expenses	2,525
Professional fees	14,795
Rents and leases, net	1,739
Other expenses	88,202
Total expenses	108,044
Income before income taxes	(87,425)
Income taxes	570
Net income (loss)	$ (87,995)

The accompanying notes are an integral part of these financial statements.

HENDERSON CAPITAL PARTNERS, LLC
Statement of Changes in Company Equity
For the Year Ended
December 31, 2009

	Common Stock		Additional Paid-in	Retained	
	Shares	Amount	Capital	Earnings	Total
Balance at January 1, 2009	4,500	$ 45,938	$ 10,000	$ 589,236	$ 645,174
Stockholder's distribution	-	-	-	(115,000)	(115,000)
Net income	-	-	-	(87,995)	(87,995)
Balance at December 31, 2009	4,500	$ 45,938	$ 10,000	$ 386,241	$ 442,179

The accompanying notes are an integral part of these financial statements.

HENDERSON CAPITAL PARTNERS, LLC
Statement of Cash Flows
For the Year Ended
December 31, 2009

Cash flows from operating activities:	
Net income (loss)	$ (87,995)
Adjustments to reconcile net income to net cash provided by (used in) operating activities:	
Depreciation expense	3,240
Unrealized loss (gains) on investment accounts	(2,052)
Changes in operating assets and liabilities:	
Receivables	(136)
Other deposits	7,500
Accounts payable and other liabilities	(6,525)
Website software development	(25,183)
Accrued interest	3,862
Net cash used in operating activities	(107,289)
Cash flows from investing activities	
Purchase of fixed assets	(1,500)
Proceeds from maturities or sale of marketable securities	180,050
Net cash provided by investing activities	178,550
Cash flows from financing activities:	
Distributions paid	(115,000)
Net cash used in financing activities	(115,000)
Net decrease in cash	(43,739)
Cash at beginning of year	178,899
Cash at end of year	$ 135,160

Supplemental disclosure of cash flow information:

Cash paid during the year for:	
Interest	$ -
Income taxes	$ 800

The accompanying notes are an integral part of these financial statements.

1. General Information and Summary of Significant Accounting Policies

Description of Business

Henderson Capital Partners, LLC (the "Company"), is registered as a broker and dealer in securities with the Securities and Exchange Commission (SEC), the Financial Industry Regulatory Authority (FINRA), the Securities Investors Protection Corporation (SIPC), and the Municipal Securities Rulemaking Board (MSRB). The Company specializes in municipal finance, offering municipal bond underwriting services to local and state governments.

Basis of Accounting

The financial statements are prepared on the accrual basis of accounting wherein income is recognized as earned and expenses are recognized when incurred. Commission revenue and the related commission expense is recorded on the trade date of transactions.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of estimates and assumptions by management in determining the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Marketable Securities

Marketable securities are valued at market value. Mark to market accounting is used for purposes of determining unrealized holding gains or losses on security positions in proprietary trading and investment accounts. The securities are sold on a first-in, first-out basis; however, certain securities are inventoried on a specific identification basis. Marketable securities consist of corporate stock and debt securities issued by the State of California and political subdivisions thereof.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is computed using accelerated and straight-line methods over the estimated useful lives of related assets. Leasehold improvements are amortized using the straight-line method over the lesser of the remaining lease terms or the estimated useful lives of the assets.

Depreciation

Furniture and equipment were depreciated on a straight-line basis over five years.

Cash and cash equivalents

The Company considers all highly liquid financial instruments purchased with an original maturity of three months or less to be cash equivalents.

The Company maintains cash in one bank and one savings institution with FDIC insurance of up to $250,000 each. An additional deposit was maintained with a clearing broker, which is insured by SPIC.

1. General Information and Summary of Significant Accounting Policies (continued)

Fair Value of Financial Instruments

The carrying amounts of the Company's financial instruments including cash, marketable securities and accounts payable, approximate estimated fair value as of December 31, 2009.

Income taxes

The Company is an S Corporation for federal and state income tax reporting purposes. Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the shareholder is liable for individual federal income taxes on the Company's taxable income. Generally, the same rules apple for state purposes except that California imposes a tax on S Corporations equal to 1.5% of California taxable income.

2. Marketable Securities

Marketable securities owned consist of trading investment securities at market value, as follows:

	Cost Basis	Unrealized Gain (loss)	Market Value	Par Value
U.S. Treasury Notes	$ 50,441	$ 1,524	$ 51,965	$ 50,000
State and municipal bonds	212,163	(2,930)	209,233	210,000
Corporate stock	3,300	2,646	5,946	N/A
	$ 265,904	$ (1,240)	$ 267,144	

Accrued interest income is estimated to be approximately $2,000, and is not included in the financial statements.

3. Property and Equipment

Property and equipment are summarized by major classifications as follows:

Furniture and equipment	$ 41,473
Computers	39,768
Software	287
Leasehold improvements	3,900
	85,428
Less accumulated depreciation and amortization, net book value	(76,289)
	$ 9,139

4. Employee Benefit Plan

The Company adopted a defined contribution retirement plan that covers all full-time employees with three or more years of service. Contributions to the plan are at the discretion of the Board of Directors. There were no contributions for the year ended December 31, 2009.

5. Commitments

The Company has a purchase commitment for certain securities on a when, as and if issued basis. In the normal course of business, the Company enters into underwriting commitments. Transactions relating to such underwriting that were open at December 31, 2009, and were subsequently settled, had no material effect on the financial statements as of the date of sale.

The Company leases office space under an operating lease which expires August 31, 2010. The cost of the office space was approximately $72,000, which was offset by the subtenant, who is paying approximately the same. The remaining minimum lease payment under the lease agreement is $50,750.

The company also leases a car for approximately $1,500 a month.

6. Concentration

The Company maintains accounts with a securities brokerage firm and a bank. The accounts contain cash and securities. Balances are insured up to $500,000 by the Securities Investor Protection Corporation, with a limit of $100,000 for cash. The bank provides FDIC insurance up to $250,000 cash balance. During the course of business, the bank balances could exceed the FDIC insurance limits.

7. Net Capital

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2009, the Company had net capital of $381,043, which was $281,043 in excess of the its required net capital of $100,000. The Company's net capital ratio was 0.017 to 1.

8. Exemption from Rule 15c3-3

The Company is exempt from certain provisions of Rule 15c3-3 since it does not clear transactions in securities or hold customer funds or securities. The Company carries no margin accounts and promptly transmits all customer funds, delivers all customer securities and will not otherwise hold funds or securities of customers.

9. Subsequent Events

Management has evaluated subsequent events through February 12, 2010, the date on which the financial statements were available to be issued.

SUPPLEMENTARY INFORMATION

HENDERSON CAPITAL PARTNERS, LLC
Schedule I
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2009

Stockholders' equity		$ 442,179
Assets not allowed for net capital purposes:		
Property and equipment	$ 9,139	
Receivable from non-customers	6,620	
Website software development	25,183	
Other assets	5,668	(46,610)
Haircuts on marketable securities		(14,526)
Net Capital, as defined		381,043 A
Minimum net capital required: ($100,000 or 1/15 of aggregate indebtedness of $6,525)		100,000
Net capital in excess of requirement		$ 281,043
Aggregate Indebtedness (total liabilities)		$ 6,525 B
Ratio of aggregate indebtedness (B) to net capital (A)		.017 to 1

Reconcilation of above net capital to FOCUS Report filed:

	Net Capital	Aggregate Indebtedness	Ratio
Focus Report as filed	$ 381,043	$ 6,525	.017 to 1
Reduction in accounts payable	-	-	
Increase in haircuts in assets	-	-	
Amounts reflected above	$ 381,043	$ 6,525	.017 to 1
Allowable ratio			15 to 1

Cropper Accountancy Corporation
Certified Public Accountants

2977 Ygnacio Valley Road, #460
Walnut Creek, California 94598
Tel: (925) 932-3860
Fax: (925) 932-3862

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Stockholders
Henderson Capital Partners, LLC
Oakland, California

In planning and performing our audits of the financial statements and supplemental schedule of Henderson Capital Partners, LLC (the "Company"), for the year ended December 31, 2009, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control* deficiency exists when the design or operation of a control does not allow management or employees in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant* deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more that inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009 to meet the SEC's objectives.

This report is intended solely for the information and use of the Members and management of the Company, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Cropper Accountancy Corporation

CROPPER ACCOUNTANCY CORPORATION

February 12, 2010

Cropper Accountancy Corporation
Certified Public Accountants

2977 Ygnacio Valley Road, #460
Walnut Creek, California 94598
Tel: (925) 932-3860
Fax: (925) 932-3862

INDEPENDENT AUDITORS' REPORT ON APPLYING AGREED-UPON PROCEDURES TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Stockholders
Henderson Capital Partners, LLC
Oakland, California

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Tranistional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2009, which were agreed to by Henderson Capital Partners, and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, and other designated examining authoritites, solely to assist you and the other specified parties in evaluating Henderson Capital Partners' compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Henderson Capital Partners' management is responsible for compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the year then ended, noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers, noting no differences;

5. Compared the amount of the current assessment with the Form SIPC-7T on which it was originally computed, noting no differences;

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Cropper Accountancy Corporation
CROPPER ACCOUNTANCY CORPORATION

February 12, 2010

HENDERSON CAPITAL PARTNERS, LLC

FINANCIAL STATEMENTS AND SCHEDULE

DECEMBER 31, 2009

Cropper Accountancy Corporation
Certified Public Accountants